Exhibit 4.3

DESCRIPTION OF SECURITIES

As of December 31, 2019, the common stock, par value $5.00 per share, was the only class of securities of Bay Banks of Virginia, Inc. (the “Company”) registered under Section 12 of the Securities Exchange Act of 1934, as amended.

The following section describes the general terms and provisions of the shares of the Company’s common stock. You should read the Company’s articles of incorporation, as amended, and bylaws for additional information about the common stock. The articles of incorporation, as amended, and bylaws are included as exhibits to the Company’s Annual Report on Form 10-K, to which this exhibit also is attached.

General

The Company’s authorized capital stock consists of 30 million shares of common stock, par value $5.00 per share, and 2 million shares of preferred stock, par value $5.00 per share. As of December 31, 2019, there were 13,261,801 shares of the Company’s common stock outstanding and no shares of preferred stock outstanding.

Voting Rights

Holders of the Company’s common stock are entitled to one vote per share on all matters voted on generally by shareholders, including the election of directors. The Company’s articles of incorporation do not provide for cumulative voting for the election of directors.  The Company’s board of directors is divided into three classes, with each class serving terms of three years each.  The Company’s articles of incorporation provide that directors are elected by the affirmative vote of more than sixty percent (60%) of the shares of common stock represented at an annual meeting.  Except as otherwise required by law or with respect to any outstanding class or series of the Company’s preferred stock, the holders of its common stock possess all voting power.

Under Virginia law, shareholder action is generally effective upon majority vote of votes cast for or against a matter. Virginia law, however, requires the affirmative vote of more than two-thirds of the outstanding shares of common stock for amendments to a Virginia corporation’s articles of incorporation, the approval of mergers, statutory share exchanges, certain sales or other dispositions of assets outside the usual and regular course of business, or a Virginia corporation’s liquidation, dissolution, or winding up. As permitted by Virginia law, the Company’s articles of incorporation only require the affirmative vote of sixty percent (60%) of all votes entitled to be cast in each voting group entitled to vote for amendments to its articles of incorporation, the approval of a plan of merger or exchange, certain sales or other dispositions of the Company’s assets outside the usual and regular course of business, or a plan of dissolution if such amendment or transaction has been approved and recommended by least two-thirds of the directors who are in office at the time of such approval and recommendation. If an amendment or transaction referred to in the foregoing sentence is not approved by two-thirds of the directors who are in office, then such amendment or transaction must be approved by the vote of eighty percent (80%) or more of all votes entitled to be cast in each voting group entitled to vote on such amendment or transaction.

Dividend Rights; Rights Upon Liquidation

Subject to Virginia law and the rights of holders of any outstanding shares of the Company’s preferred stock, holders of shares of the Company’s common stock are entitled to receive dividends at such times and in such amounts as the Company’s board of directors may deem advisable and to share ratably in its assets legally available for distribution to the Company’s shareholders in the event of its liquidation, dissolution, or winding-up.

Preemptive Rights

Holders of the Company’s common stock do not have preemptive or preferential rights to subscribe or purchase any shares of the Company’s capital stock, any securities convertible into shares of the Company’s capital stock or any options, warrants or rights to purchase shares of the Company’s capital stock or securities convertible into shares of the Company’s capital stock, and the holders of its common stock will not be liable for any of the Company’s liabilities.

Preferred Stock

The Company’s articles of incorporation authorize the issuance of 2 million shares of preferred stock, par value $5.00. As of December 31, 2019, no shares of the Company’s preferred stock were issued and outstanding.

The Company’s articles of incorporation authorize the Company’s board of directors to designate and issue from time to time one or more series of preferred stock without shareholder approval. The Company’s board of directors may fix and determine the designations, rights and preferences of each series of preferred stock issued. Because the Company’s board of directors has the power to establish the preferences and rights of each series of preferred stock, it may afford the holders of any series of preferred stock preferences and rights, voting or otherwise, senior to the rights of holders of the Company’s common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of common stock until the Company’s board of directors determines the specific rights of the holders of preferred stock. However, the effects might include:

•	restricting dividends on the Company’s common stock;
•	diluting the voting power of the Company’s common stock;
•	impairing liquidation rights of the Company’s common stock; or
•	discouraging, delaying or preventing a change in control of the Company without further action by its shareholders.

Certain Antitakeover Matters

The Company’s articles of incorporation and bylaws contain provisions that may have the effect of discouraging, delaying, or preventing a change of control of the Company by means of a tender offer, a proxy fight, open market purchases of shares of its common stock, or otherwise in a transaction not approved by the Company’s board of directors. In addition, Virginia has two antitakeover statutes, the Affiliated Transactions Statute and the Control Share Acquisitions Statute, that could make it more difficult for another party to acquire the Company without the approval of the Company’s board of directors.  These provisions are designed to reduce, or have the effect of reducing, the Company’s vulnerability to coercive takeover practices and inadequate takeover bids. The existence of these provisions could prevent the Company’s shareholders from receiving a premium over the then prevailing market price of the Company’s common stock or a transaction that may otherwise be in the best interest of the Company’s shareholders. In addition, these provisions make it more difficult for the Company’s shareholders, should they choose to do so, to remove the Company’s board of directors or the Company’s management.

Preferred Stock. The Company’s articles of incorporation authorize the Company’s board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the preferences, rights, and other terms of such series. Under this authority, the Company’s board of directors could create and issue a series of preferred stock with rights, preferences, or restrictions that have the effect of discriminating against an existing or prospective holder of the Company’s capital stock as a result of such holder beneficially owning or commencing a tender offer for a substantial amount of the Company’s common stock. One of the effects of authorized but unissued and unreserved shares of preferred stock may be to render it more difficult for, or to discourage an attempt by, a potential acquirer to obtain control of the Company by means of a merger, tender offer, proxy contest, or otherwise, and thereby protect the continuity of the Company’s management.

Board Vacancies. Virginia law and the Company’s articles of incorporation provide that any vacancy occurring on the Company’s board of directors may be filled by a majority of directors then in office, even if less than a quorum. These provisions may discourage, delay, or prevent a third party from voting to remove incumbent directors and simultaneously gaining control of the Company’s board of directors by filling the vacancies created by that removal with its own nominees.

Shareholder Meetings. Under its bylaws, only the Company’s Chairman of the Board, President, or a majority of the Company’s board of directors may call special meetings of shareholders. Under Virginia law, shareholders may only conduct business at special meetings of shareholders that is specified in the notice of the meeting.

Advance Notification of Shareholder Nominations and Proposals. The Company’s bylaws establish advance notice procedures with respect to the nomination of persons for election as directors, other than nominations made by or at the direction of the Company’s board of directors, and shareholder proposals for business.

The Company’s bylaws provide that a shareholder entitled to vote for the election of directors may nominate persons for election to the Company’s board of directors by delivering written notice to the Company’s Secretary. With respect to an election to be held at an annual meeting of shareholders, its bylaws require that such notice generally must be delivered not later than 120 days prior to the anniversary of the immediately preceding year’s annual meeting. With respect to an election to be held at a special meeting of shareholders, its bylaws require that such notice generally must be delivered not later than the close of business on the seventh day following the date on which notice of such meeting is first given to shareholders.  The shareholder’s notice must contain certain information specified in the bylaws and must otherwise comply with the bylaws.

In order for a shareholder to bring other business before a shareholder meeting, timely notice will have to be received by the Company’s Secretary not later than 120 days prior to the date of the anniversary of the immediately preceding year’s annual meeting. The shareholder’s notice must contain certain information specified in the bylaws and must otherwise comply with the bylaws.